EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 27,	December 29,	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings available for fixed charges:

Income before taxes and minority interest	$204,201	$184,937	$174,842	$112,924	$48,558
Interest expense	27,709	22,056	19,886	22,090	6,787
Estimated interest component of rental expense	5,421	4,433	2,500	2,705	2,189
Total earnings available for fixed charges	$237,331	$211,426	$197,228	$137,719	$57,534

Fixed charges:

Interest expense	$27,709	$22,056	$19,886	$22,090	$6,787
Estimated interest component of rental expense	5,421	4,433	2,500	2,705	2,189
Total fixed charges	$33,130	$26,489	$22,386	$24,795	$8,976

Ratio of earnings to fixed charges	7.16	7.98	8.81	5.55	6.41

Note: Interest component of rental expense is estimated to be 1/3 of rental expense.